SECURITIES & EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                         --------------------------------
                                    FORM 11-K
                         --------------------------------

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934
        For the fiscal year ended December 31, 2000


                                        OR

[ ] TRANSITION REPORT REQUIRED PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
        For the transition period from ___________ to ____________.


Commission file number 1-9065.
                       ------

                     Ecology and Environment, Inc. 401(k) Plan
                     -----------------------------------------
                             (Full title of the Plan)


                368 Pleasant View Drive, Lancaster, New York 14086
                --------------------------------------------------
                               (Address of the Plan)




                           Ecology and Environment, Inc.
           -------------------------------------------------------------
           (Name of issuer of the securities held pursuant to the Plan.)


                368 Pleasant View Drive, Lancaster, New York 14086
                --------------------------------------------------
                     (Address of principal executive office.)


REQUIRED INFORMATION
--------------------

(1) Plan financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.

(2)   Exhibits:

                       Exhibit Number         Description of Exhibit
                       --------------         ----------------------

                              1               Consent of Independent
                                                Accountants



Ecology and Environment, Inc.
401(k) Plan
Index to Financial Statements and Supplemental Schedule for the Years Ended December 31, 2000 and 1999
---------------------------------------------------------------------------

                                                                 Page
                                                                 ----
Report of Independent Accountants                                  1

Financial Statements:
  Statements of Net Assets Available for Benefits
  at December 31, 2000 and 1999                                    2

  Statements of Changes in Net Assets Available for Benefits
   for the Years Ended December 31, 2000 and 1999                  3

  Notes to Financial Statements                                  4 - 10

Supplemental Schedule:
  Schedule of Assets Held for Investment Purposes
  at End of Year                                                   11


Page 1
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Report of Independent Accountants
---------------------------------

June 13, 2001

To the Participants and Administrator of The Ecology and Environment, Inc. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ecology and Environment, Inc. 401(k) Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICEWATERHOUSECOOPERS LLP
--------------------------
PRICEWATERHOUSECOOPERS LLP


Page 2
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Ecology and Environment, Inc.
401(k) Plan
Statements of Net Assets Available for Benefits
-----------------------------------------------

                                                        December 31
                                                     2000          1999
                                                     ----          ----
Assets
------
Investments, at fair value (see Note 5)           $13,574,615   $12,807,196

Receivables:
  Dividends                                             9,141         4,709
  Participant contributions                            64,350        65,005
                                                  ------------  ------------

      Total receivables                                73,491        69,714
                                                  ------------  ------------

Total assets                                       13,648,106    12,876,910

Liabilities
-----------

Administrative expenses                                 2,989         6,048
                                                  ------------  ------------

Net assets available for benefits                 $13,645,117   $12,870,862
                                                  ============  ============

See accompanying notes to the financial statements.

Page 3
------

Ecology and Environment, Inc.
401(k) Plan
Statements of Changes in Net Assets Available for Benefits
----------------------------------------------------------

                                                   Year Ended December 31,
                                                     2000          1999
                                                     ----          ----
Additions:
  Additions to net assets attributed to:
   Investment income:
    Net appreciation (depreciation) in fair
     value of investments (see Note 5)            $  (268,145)   $1,736,900
   Interest                                            16,903        16,567
   Dividends                                          155,623       144,134
                                                  ------------   -----------
                                                      (95,619)    1,897,601
                                                  ------------  ------------

   Contributions:
    Participant                                     2,013,905     1,846,594
    Rollovers                                         147,856         8,424
                                                  ------------  ------------
                                                    2,161,761     1,855,018
                                                  ------------  ------------
      Total additions                               2,066,142     3,752,619
                                                  ------------  ------------

Deductions:
  Deductions from net assets attributed to:
   Benefits paid to participants                    1,271,383     1,049,349
   Administrative expenses                             20,504        23,191
                                                  ------------  ------------

     Total deductions                               1,291,887     1,072,540
                                                  ------------  ------------

     Net increase                                     774,255     2,680,079

Net assets available for benefits:
 Beginning of year                                 12,870,862    10,190,783
                                                  ------------  ------------

 End of year                                      $13,645,117   $12,870,862
                                                  ============  ============

See accompanying notes to the financial statements.

Page 4
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Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
-----------------------------

1.   Description of Plan
     -------------------

     The following description of the Ecology and Environment, Inc. 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

     General:

     The Plan was established January 1, 1994 as a defined-contribution plan to cover all eligible employees of Ecology and Environment, Inc. (the Company). In accordance with the Plan agreement, eligibility is defined as an employee who has completed a minimum of 1,000 hours of service and is age twenty-one or older. Contributions to the Plan were not permitted prior to July 1, 1994. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions:

     Participants may elect to make voluntary contributions up to 15% of their annual compensation subject to certain limitations. The elective deferral percentage may be modified the first day of any month.

     The Company may make contributions in the form of matching contributions and/or an annual discretionary contribution fixed by appropriate action of the Company. There were no Company contributions for the 2000 and 1999 plan years.

     Participant accounts:

     Each participant's account is credited with the participant's contribution and allocations of the Company's contribution (if any) and the Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the participant's vested account balance.

     Vesting:

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting on the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested in the Company contributions after five years of credited service.

Page 5
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     Investment options:

     Upon enrollment in the Plan, a participant may direct their contributions is any combination of the ten investment options in at least 10 percent increments in each option selected. The investment options are as follows:

     o Dreyfus Growth and Income Fund, Inc.

       This fund's main goals are long-term capital growth, current income and growth of income while maintaining reasonable investment risk. The Fund may invest in securities of U.S. and foreign companies.

     o Dreyfus Premier Value Fund

       This fund is invested primarily in publicly issued common stock with the objective of high capital growth.

     o Dreyfus Peoples Index Fund, Inc.

       This fund invests in a portfolio of common stocks included in the Standard & Poor's 500 Composite Index and attempts to match as closely as possible the performance of that Index.

     o Dreyfus A Bonds Plus, Inc.

       This fund seeks to provide the maximum amount of current income while also preserving capital and maintaining liquidity through high current yields from a portfolio made up mainly of high quality fixed income securities.

     o Dreyfus Disciplined Stock Fund

       This fund seeks consistency of returns which exceed the S&P 500 and stability of the fund's asset value relative to the S&P 500 by investing in a broadly diversified list of equity securities.

     o Dreyfus Appreciation Fund, Inc.

       This fund seeks long-term capital growth consistent with the preservation of capital. The fund invests mainly in common stocks of United States companies, many of which are multinational with global business exposure.

Page 6
------

     o Dreyfus New Leaders Fund, Inc.

       This fund is invested in a portfolio primarily comprised of emerging small to mid-sized growth company common stocks and seeks to maximize capital growth.

     o Company Stock Fund

       This fund invests solely in the common stock of Ecology and Environment, Inc.

     o Capital Preservation Fund Series E

       This fund is a collective investment fund investing primarily in Guaranteed Investment Contracts (GICs) and similar investments, managed by LaSalle National Trust, N.A. The fund seeks high current income with stability of principal.

     o Templeton Foreign Fund

       This fund is a long term capital growth fund investing in stocks and debt obligations of companies and governments outside the United States.

     Participant loans:

     Participants may borrow from their account a minimum of $1,000 with a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transfers are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from one to five years or a reasonable period of time determined when the loan is made for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through by-weekly payroll deductions.

     Payment of benefits:

     On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments over a period not to exceed the life of the participant or the life of a designated beneficiary.

Page 7
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     Administration:

     The Plan is administered by the Company. The Company has selected Dreyfus Retirement Services to be the Trustee of the Plan. The Trustee is responsible for maintaining the assets of the Plan and reporting on the earnings and assets of the Plan.

     Administrative expenses are paid by the participants and the Company. An asset based fee is paid by the participants on an annual basis.
     This amount is deducted from participant accounts and placed in the Holding Account to be used to pay administrative expenses submitted for payment to the Trustee from the Company. Effective November 1, 1997 the Holding Account was merged into the Capital Preservation Fund, to be used for the same purposes as the Holding Account. Any remaining administrative expenses in excess of the amounts which are set aside by the Plan are paid by the Company.

2.   Summary of Accounting Policies
     ------------------------------

     Basis of Accounting:

     Effective January 1, 1999, the Plan adopted the provisions of Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters."

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investments and Related Transactions:

     The Plan's investments are reflected at current market value as measured by quoted market prices in an active market or as determined in good faith by the Trustee, except for investment contracts within the Capital Preservation Fund which are reflected at contract value which approximates market value. Net appreciation/(depreciation) in fair value of investments includes both realized gains and losses and unrealized appreciation/(depreciation). Interest and dividend income is recognized as earned. Investment transactions are accounted for on the trade date. Net unrealized appreciation at December 31, 2000 and 1999 amounted to $797,958 and $2,176,915, respectively. Participant loans are valued at cost, which approximates fair value.

     Payment of Benefits:

     Benefits are recorded when paid.

     Use of Estimates:

     The preparation of the Plan's financial statements in conformity with generally accepted accounting principals requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets and disclosures of contingent net assets at the

Page 8
------

     date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

3.   Plan Termination
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

4.   Tax Status
     ----------

     The Plan Administrator has not applied to the Internal Revenue Service for a determination letter for the Plan. The Plan Administrator and Plan's tax counsel believe that the Plan, which is based upon a prototype plan designed by the Dreyfus Corporation that received a favorable determination letter dated September 1, 1994, is being operated in compliance with the applicable requirements of ERISA and the Internal Revenue Code and therefore fulfills the criteria for exemption from federal and state income taxes.

Page 9
------

5.  Investments
    -----------

     The following presents investments that represent five percent or more of the Plan's net assets.

                                                             December 31,
                                                         2000          1999
                                                         ----          ----
Dreyfus Growth and Income Fund, Inc.,
 105,547 and 92,892 shares, respectively              $1,810,138   $ 1,787,250
Dreyfus Premier Value Fund, 48,550 and
 43,674 shares, respectively                             977,806       907,553
Dreyfus Peoples Index Fund, Inc., 91,978
 and 88,221 shares, respectively                       3,540,246     3,785,559
Dreyfus New Leaders Fund, Inc. 66,549
 and 51,510 shares, respectively                       3,029,333     2,610,000
LaSalle Capital Preservation Fund, 1,047,984
 and 937,038 shares, respectively                      1,047,984       937,038
Dreyfus Disciplined Stock Fund, 23,124 shares
 and 18,252 shares, respectively                         854,882       780,445
Dreyfus Appreciation Fund, 20,994 and
 17,846 shares, respectively                             901,463       816,118
                                                      ------------  -----------

Total of investments representing 5 percent
 or more of the Plan's net assets                     12,161,852    11,623,963
                                                      ------------  -----------

Other                                                  1,233,905       975,796

Participant loans                                        178,858       207,437
                                                      -----------  ------------

Total investments                                     $13,574,615  $12,807,196
                                                      ===========  ============



The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated)in value as follows:

                                                         For the year ended
                                                             December 31,
                                                         2000          1999
                                                         ----          ----
Mutual Funds                                         $  (271,402)  $1,821,004

Ecology and Environment, Inc.                              3,257      (84,104)
                                                     ------------  -----------

                                                     $  (268,145)  $1,736,900
                                                     ============  ===========

Page 10
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6.   Reconciliation of Financial Statements to Form 5500
     ---------------------------------------------------


     The following is a reconciliation of net assets available for plan benefits according to the financial statements to Form 5500:

                                                             December 31,
                                                         2000          1999
                                                         ----          ----
Net assets available for plan benefits per the
 financial statements                                $13,645,117   $12,870,862
Amounts allocated to withdrawing
 participants                                         (1,144,305)     (415,774)
                                                     ------------  ------------

Net assets available for benefits per Form 5500      $12,500,812   $12,455,088
                                                     ============  ============



The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

                                                             Year Ended
                                                            December 31,
                                                                2000
                                                                ----
Benefits paid to participants per the
 financial statements                                       $  1,271,383
Add:  Amounts allocated to withdrawing participants
 at December 31, 2000                                          1,144,305
Less:  Amounts allocated to withdrawing participants
 at December 31, 1999                                           (415,774)
                                                            -------------

Benefits paid to participants per Form 5500                 $  1,999,914
                                                            =============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.


Page 11
-------


Ecology and Environment, Inc.
401(k) Plan
Schedule of Assets Held for Investment Purposes at End of Year

                                                               Fair
  Shares                      Description                      Value
  ------                      -----------                      -----

Pooled Investment Fund:

                        Dreyfus Corporation:
                        -------------------
  105,547               Growth and Income Fund, Inc.         $ 1,810,138
   42,139               Premier Value Fund                       977,806
   91,978               Peoples Index Fund, Inc.               3,540,246
   42,139               A Bonds Plus, Inc.                       585,305
   23,124               Disciplined Stock Fund                   854,882
   20,994               Appreciation Fund                        901,463
   66,549               New Leaders Fund, Inc.                 3,029,333
   57,612               Company Stock Fund                       331,286
                                                            ------------
                                                              12,030,459

Other Investments:

1,047,984               LaSalle National Trust, N.A.
                         Capital Preservation Fund Series E    1,047,984
   30,688               Franklin Templeton Group of Funds
                         Templeton Foreign Fund                  317,314
    ---                 Participant Loans, 8.75 - 10.5%          178,858
                                                            ------------

                                                             $13,574,615
                                                            ============

Page 12
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                                   SIGNATURE
                                   ---------

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                         Ecology and Environment, Inc.
                                                  401(k) Plan
                                         -----------------------------
                                                (Name of Plan)

                                    By:  Ecology and Environment, Inc.
                                         401(k) Plan Committee
                                         Plan Administrator



                                    By:  RONALD L. FRANK
                                         ------------------------------
                                         RONALD L. FRANK
                                         COMMITTEE MEMBER


DATE:  July 12, 2001

Page 13
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                                                              Exhibit 1

                    CONSENT OF INDEPENDENT ACCOUNTANTS
                    ----------------------------------

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-30085) of Ecology and Environment, Inc. of our report dated June 13, 2001 relating to the financial statements of the Ecology and Environment, Inc. 401(k) Plan, which appears in this Form 11-K.


PRICEWATERHOUSECOOPERS LLP
--------------------------
PRICEWATERHOUSECOOPERS LLP
Buffalo, New York
July 12, 2001